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SEC FILE NUMBER
8-66579

SEC Mail Processing

FEB 16 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CIMAS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 S. Pearl St., Suite 902
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexis Meeks (Name) 518-391-4222 (Area Code – Telephone Number) ameeks@curranllc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions Certified Public Accountants and Associates
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218 (Address) Margate (City) Florida (State) 33063 (Zip Code)

4/13/2010 (Date of Registration with PCAOB)(if applicable) 5036 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Curran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CIMAS, LLC, as of December 31, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

ANNETTE M. BELL
Notary Public, State of New York
No. 01BE5022218
Qualified in Rensselaer County
Commission Expires January 3, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CIMAS, LLC

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2021

CIMAS, LLC

TABLE OF CONTENTS

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of CIMAS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CIMAS, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CIMAS, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CIMAS, LLC's management. Our responsibility is to express an opinion on CIMAS, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CIMAS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Statement on Exemption from Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Statement on Exemption Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of CIMAS, LLC's financial statements. The supplemental information is the responsibility of CIMAS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1, Statement on Exemption from Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Statement on Exemption Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as CIMAS, LLC's auditor since 2020.

Margate, Florida

February 7, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

CIMAS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS		
Cash and cash equivalents	$	12,352
Commissions receivable		2,289
Deposit on account		503
Due from affiliate		379
Prepaid expenses and other assets		3,214
Total assets	$	18,737
LIABILITIES AND MEMBERS' EQUITY		
MEMBERS' EQUITY	$	18,737
Total liabilities and members' equity	$	18,737

See notes to financial statements.

CIMAS, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2021

Revenues:		
Commissions - debt and equity securities	$	3,508
Commissions - mutual funds		29,660
Interest and other income		1
Total revenues		33,169
Expenses:		
Employee compensation and benefits		11,400
Insurance		5,534
Licenses and permits		3,994
Occupancy		1,320
Professional		14,345
Annual Filing Fee		25
Utilities		156
Total expenses		36,774
Net loss	$	(3,605)

See notes to financial statements.

CIMAS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2021

Balance, January 1, 2021	$	22,342
Net loss		(3,605)
Balance, December 31, 2021	$	18,737

See notes to financial statements.

CIMAS, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(3,605)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in deposit on account		589
Decrease in commissions receivable		238
Decrease in prepaid expenses and other assets		512
Change in due from/to affiliate		4,521
Cash provided by operating activities		2,255
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	2,255
CASH AND CASH EQUIVALENTS, Beginning of year		10,097
CASH AND CASH EQUIVALENTS, End of year	$	12,352

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

CIMAS, LLC (the Company) is a two-member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

CIM, LLC d/b/a Curran Investment Management and d/b/a Curran Wealth Management (CIM, LLC) is an affiliate of the Company.

(b) Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers (ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commissions on debt and equity securities transactions are recorded based on the trade date. Commissions on mutual funds, insurance, interest and other income are recognized when earned. Commissions receivable represent commissions earned on these transactions, but not collected by the company. Commissions receivable also represent the unpaid portion of 12b-1 fee income adjusted for estimated uncollectible amounts.

Bad debts are provided for on the allowance method based upon historical experience and management's estimation of collection losses on outstanding receivables. Receivables are written off against the allowance based on individual credit evaluation and specific circumstances of the client. As of December 31, 2021, there was no allowance for uncollectible amounts.

(c) Securities and Exchange Commission Rule 15c3-3 Exemption

The Company is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Previously all customer transactions were cleared through another broker-dealer on a fully disclosed basis and the Company promptly forwarded all funds and securities of its customers received in connection with its activities to this broker-dealer. The relationship with the clearing firm ended in the prior year and the deposited amount was returned. The Company does not maintain margin accounts.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(f) Income Taxes

The Company is treated as a partnership for federal and state income tax purposes, and it is the partner's responsibility to report and pay income taxes on the Company's income. Accordingly, no provision for income taxes has been provided for in the Company's financial statements.

The Company follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2021.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fair Value Measurement

Management determines the appropriate classification of securities at the time of purchase. Securities held for resale in anticipation of short-term market movements are classified as trading. Trading securities are recorded at fair value with changes in fair value included in earnings.

Investments are accounted for under *Fair Value Measurements,* a practice which establishes a framework for measuring the fair value of investments and provides for certain investment related disclosures. Fair value is defined as the price that would be received for an asset, in the principal or most advantageous market for the asset, in an orderly transaction between market participants on the measurement date.

The following describes the three levels of inputs that may be used to measure fair value:

Level 1 – Quoted (unadjusted) market prices in active markets for identical assets.

Level 2 – Observable inputs (other than quoted market prices) in active markets for identical assets.

Level 3 – Unobservable inputs in which there is little or no market data available, which may require the Company to develop its own assumptions.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(h) Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure of events that have occurred subsequent to December 31, 2021 through January 27, 2022, which is the date the financial statements were available to be issued and determined there are no subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

NOTE 2 — PREPAID EXPENSES AND OTHER ASSETS

As of December 31, 2021, prepaid expenses are as follows:

Deposit on account with FINRA	$ 921
Broker Dealer compliance	1,570
Prepaid insurance	723
Total prepaids	$ 3,214

NOTE 3 — RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, CIM, LLC allocated certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. CIM, LLC is reimbursed by the Company on a monthly basis at a flat rate of $1,073 per month for occupancy expenses, employee services and other miscellaneous operating expenses. Expenses allocated to the Company were $12,876 for the year ended December 31, 2021. As of December 31, 2021 there was an overpayment to CIM, LLC of $379 for 2021 shared expenses.

In December 2021, the Company and CIM, LLC renewed the purchase of business insurance from a captive insurance company owned by the member's spouse. Coverage includes various business risks such as business interruption, data breach, legislative and regulatory, etc. Total premium approximated $376,000 in 2021, of which approximately $5,500 was allocated to the Company. The prepaid portion at December 31, 2021 was $723 and is included in prepaid expenses.

NOTE 4 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2021, the Company had net capital, as defined, of approximately $12,000, which was approximately $7,000 in excess of its minimum required net capital of $5,000 at December 31, 2021. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2021.

NOTE 5 — CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and investment in money market funds. The Company places cash and cash equivalents with high quality credit institutions. At times such amounts may be in excess of the FDIC insurance limit.

FDIC insurance per depositor, per institution is $250,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CIMAS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

Net Capital		
Total members' equity qualified for net capital	$	18,737
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable and Due from affiliate	$	(2,668)
Prepaid expenses and other assets		(3,214)
Deposits on account		(503)
Net capital before haircuts on securities positions	$	12,352
Haircuts (2%)		(247)
Net Capital	$	12,105
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	-
Total aggregate indebtedness	$	-
Computation of Basic Net Capital Requirement		
6 2/3% of aggregate indebtedness	$	-
Minimum net capital requirement		5,000
Excess net capital over minimum net capital requirement	$	7,105
Net capital less than the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	6,105

Note: There are no material differences between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report filed on January 20, 2022 and the above schedule as of December 31, 2021.

SCHEDULE II

CIMAS, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(1) of the Rule.

SCHEDULE III

CIMAS, LLC
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(1) exemptive provision.

OTHER REPORTS

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of CIMAS, LLC:

We have reviewed management's statements, included in the accompanying CIMAS, LLC Exemption Report, in which (1) CIMAS, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CIMAS, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) CIMAS, LLC stated that CIMAS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CIMAS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CIMAS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida

February 7, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
Also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

CIMAS, LLC Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission

CIMAS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) *(1)* (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year **January 1, 2021** to **December 31, 2021** without exception.

Kevin T. Curran
CIMAS, LLC

2/7/2022
Date

By: Kevin T. Curran
Title: President/FINOP